Exhibit I
25th February 2008
The New York Stock Exchange
New York
Dear Sirs,
Sub : Board Meeting held on 25th February 2008.
The Board of Directors of the Bank met today and considered the following:
(1)	Merger of Centurion Bank of Punjab Ltd. with HDFC Bank Ltd.
Based on the joint valuation report submitted by Ernst & Young Private Limited and M/s. Dalal & Shah, Chartered Accountants, the Board has approved the share swap ratio of 1 (one) equity share of Rs.10/- each of HDFC Bank Limited for every 29 (twenty nine) equity shares of Re. 1/- each held in Centurion Bank of Punjab Limited. This share swap ratio is subject to due diligence to be conducted in this regard.
(2)	Proposed preferential offer to Promoters
The Bank’s Board observed that in the event of the merger of Centurion Bank of Punjab Limited with HDFC Bank Limited being approved at its meeting on February 28, 2008, it would consider making a preferential offer to its promoter Housing Development Finance Corporation Limited (HDFC) to enable HDFC to maintain its shareholding percentage in the Bank.
Thanking you,
Yours faithfully,
For HDFC Bank Limited
Sanjay Dongre
Executive Vice-President — Legal &
Company Secretary